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                             September 3, 2020

       Marcelo Feriozzi Bacci
       Chief Financial Officer and Investor Relations Officer
       Suzano S.A.
       Av. Professor Magalhaes Neto, 1,752
       10th Floor, Rooms 1010 and 1011
       Salvador, Brazil 41810-012

                                                        Re: Suzano S.A.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed March 31,
2020
                                                            File No. 001-38755

       Dear Mr. Bacci:

               We have reviewed your August 26, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 12, 2020 letter.

       Form 20-F for the Year Ended December 31, 2019

       Item 18. Financial Statements
       Note 29 - Segment Information, page F-97

   1. Based on your response to prior comment 2 from our letter dated August 12, 2020, it is not clear to us whether
you intend to identify the main foreign countries included in each region in your pulp and
paper segments or if you intend to quantify the percentage or amount of revenue
attributable to each material foreign country. Please be advised it appears to us you are
required to quantify the percentage or amount of revenue
                                                        attributable to your
country of domicile and each material foreign country based on the provisions of paragraph
33 of IFRS 8.
 Marcelo Feriozzi Bacci
Suzano S.A.
September 3, 2020
Page 2

       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if
you have any questions.



FirstName LastNameMarcelo Feriozzi Bacci              Sincerely,
Comapany NameSuzano S.A.
                                                      Division of Corporation
Finance
September 3, 2020 Page 2                              Office of Manufacturing
FirstName LastName